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EXHIBIT G

FORM OF NOTICE OF PROPOSED TRANSACTIONS

    SECURITIES AND EXCHANGE COMMISSION

(Release No. 35            ; 70-            )

Filings under the Public Utility Holding Company Act of 1935 ("Act")

Xcel Energy Inc. ("Xcel" or the "Company")

            , 2000

    Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated under the Act. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments is/are available for public inspection through the Commission's Office of Public Reference.

    Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by            , 2001 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549-0609, and serve a copy on the relevant applicant(s) and or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in the case of an attorney at law, by certificate) should be filed with the request. Any request for hearing should identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After said date, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

    Xcel Energy Inc. ("Xcel"), 800 Nicollet Mall, Minneapolis, Minnesota, 55402, a registered public utility holding company, has filed an application-declaration under Sections 6(a), 7, 9(a), 10 and 12(c) of the Act and Rules 42, 46 and 54 under the Act.

    Xcel requests authority to implement a stockholder protection rights plan (the "Plan") and related agreement creating the stockholder rights ("Rights Agreement"). The Plan is intended to maximize stockholder value due to opportunistic takeover proposals. Under the Plan, the board of directors of Xcel ("Board") declared a dividend of one right ("Right") for each outstanding share of Xcel common stock, par value $2.50 per share ("Common Stock"), payable to all stockholders of record at the close of business in the tenth business day following the first public announcement by Xcel of the granting of an order by the Commission approving this application-declaration.

    Each Right would, after the Rights become exercisable, entitle the holder to purchase from Xcel one share of Common Stock at a price of $95.00 per Right, subject to adjustment ("Exercise Price"). The Rights would not entitle the holders to make a discounted purchase of shares of Common Stock or the common stock of the person acquiring Xcel until the occurrence of one of the events described below. The Rights will expire at the close of business ten years from the date of the Rights Agreement, unless earlier redeemed or exchanged by Xcel, as described below.

    Until the earlier of two dates described below ("Flip-In Date"), Rights would not be exercisable and would trade with the outstanding shares of Common Stock. One date occurs on the day the Board publicly announces (or a later date if the Board so chooses) that a person or group ("Acquiring Person") has acquired beneficial ownership of 15% or more of the Common Stock. The second date occurs ten business days (unless extended by the Board) after any person or group has commenced a tender or exchange offer which would, upon its consummation, result in such person or group becoming an Acquiring Person.

    After the Flip-In Date, the holders of the Rights would immediately a have the right to receive, for each Right exercised, Common Stock having a market value equal to two times the Exercise Price then in effect. Under certain circumstances where Xcel is acquired in a business combination transaction with, or 50% or more of its assets or earning power is sold or transferred to, another person or entity ("Acquiror"), exercise of a Right will entitle its holder to receive common stock of the Acquiror having a market value equal to two times the Exercise Price then in effect. Rights beneficially owned by any Acquiring Person and certain transferees of the Acquiring Person will be null and void.

    The Rights may be redeemed, as a whole, at the discretion of the Board, at a Redemption Price of $0.01 per Right, subject to adjustment, which Redemption Price shall be paid, at Xcel's option, in cash, shares of Common Stock or other equivalent Xcel securities, at any time prior to the close of business on the date that any person has become an Acquiring Person.

    At any time after a Flip-in Date and prior to the time that any person (other than Xcel and certain related entities), together with its affiliates and associates, becomes the beneficial owner of 50% or more of the outstanding shares of Common Stock, the Board may direct the exchange of shares of Common Stock for all of the Rights (other than Rights which have become void) at the exchange ratio of one share of Common Stock per Right, subject to adjustment.

    The Exercise Price payable, and the number of shares of Common Stock (or other securities, as the case may be) issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision or combination of, the Common Stock, or (ii) upon the distribution to holders of the Common Stock of securities or assets (excluding regular periodic cash dividends) whether by dividend, reclassification, recapitalization or otherwise.

    The terms of the Rights may be amended by the Board (i) prior to the Flip-in Date in any manner and (ii) on or after the Flip-in Date to cure any ambiguity, to correct or supplement any provision of the Rights Agreement which may be defective or inconsistent with any other provisions, or in any manner not adversely affecting the interests of the holders of the Rights generally.

    For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Jonathan G. Katz Secretary

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FORM OF NOTICE OF PROPOSED TRANSACTIONS